Exhibit 99.1

Canaan Inc. Reports Unaudited Fourth Quarter and Full Year 2024 Financial Results

Total revenues of US$88.8 million exceeds guidance, up 80.9% YoY

Total computing power sold achieves record high of 9.1 million TH/s, up 65.9% YoY

Bitcoin mining revenues reach US$15.3 million, up 312.5% YoY

Singapore, March 26, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced its unaudited financial results for the three months and twelve months ended December 31, 2024.

Fourth Quarter 2024 Operating and Financial Highlights

Total revenues were US$88.8 million, which beat the guidance of US$80 million and increased 80.9% year-over-year.

Total computing power sold was 9.1 million Terahash per second (TH/s), representing a year-over-year increase of 65.9%, setting a new high.

Mining revenue was US$15.3 million and increased 312.5% year-over-year, with 186 Bitcoins mined at an average revenue of US$82,174 per Bitcoin.

Net loss was US$92.9 million, compared to US$139.0 million in the same period of 2023.

Non-GAAP adjusted EBITDA was a gain of US$19.3 million, compared to a loss of US$69.4 million in the fourth quarter of 2023.

Full Year 2024 Operating and Financial Highlights

Total revenues were US$269.3 million, representing a year-over-year increase of 27.4% from US$211.5 million in 2023.

Total computing power sold was 26.0 million TH/s, representing a year-over-year increase of 32.6% from 19.6 million TH/s in 2023.

Mining revenue was US$44.0 million, representing a year-over-year increase of 29.6% from US$34.0 million in 2023.

Net loss was US$249.8 million, narrowing 39.7% year-over-year.

Non-GAAP adjusted EBITDA was a loss of US$71.5 million, narrowing 73.9% year-over-year.

Nangeng Zhang, chairman, and chief executive officer of Canaan, commented, “We closed out 2024 on a strong note, delivering robust results in the fourth quarter that exceeded our guidance, with total revenue reaching US$88.8 million. This outstanding top-line performance was primarily driven by the large-scale delivery of our latest A15 series, which contributed to a record-breaking 9.1 million TH/s in total computing power sold. Simultaneously, our mining operations capitalized on the favorable bitcoin price environment in Q4, achieving a remarkable 186 bitcoins mined and generating US$15.3 million in mining revenue, marking a sequential increase of 70.7%. Recently, we further expanded 4.7EH/s for our mining operations in North America through two new projects in Pennsylvania and Texas.

“Looking back on the past year, we remained steadfast in our commitment to delivering high-quality, customized mining solutions, such as our high-performance A15 series and the dual-function Avalon Home Series, catering to a diverse global customer base. In key markets like North America, we strengthened our local presence and established strategic partnerships with leading publicly listed mining companies, enhancing our brand recognition and market share. Despite navigating complex regulatory landscapes and shifting market conditions, we made significant progress in expanding our mining hash rate toward our goal of 10EH/s in North America and 15EH/s globally by mid-2025. Meanwhile, we continued to advance our global strategy across research and development, supply chains, production, and logistics to adapt to the evolving compliance environment. With unwavering confidence in Bitcoin’s long-term potential, we remain dedicated to innovation, operational excellence, and cementing our role as a key player in the Bitcoin ecosystem.”

Jin “James” Cheng, chief financial officer of Canaan, stated, “We achieved excellent results in Q4, with total revenue significantly surpassing our guidance. This exceptional performance was driven by the ramp-up in A15 series bulk deliveries, leading to products revenue of US$73.5 million, a 63.6% year-over-year increase. Our mining business, which serves as our second growth engine, generated US$15.3 million in revenue, up 312.5% year-over-year and 70.7% quarter-over-quarter, while maintaining a highly competitive all-in power cost. This enabled us to accelerate our bitcoin accumulation through mining by leveraging bitcoin price tailwinds in the fourth quarter. As a result, our owned cryptocurrency reached 1,292.5 bitcoins by year-end, reinforcing our financial position. Additionally, due to strong top-line growth and cost optimization, we significantly narrowed our gross loss to US$6.4 million. Although certain non-cash items hit our bottom line, our net loss of US$92.9 million narrowed 33.2% year-over-year, and we achieved EBITDA breakeven and a gain of US$19.3 million in adjusted EBITDA for the quarter.

“The large-scale production and delivery of the A15 series contributed to our cash inflows and optimized our inventory structure as the model became our primary inventory component. As bitcoin prices climbed in Q4, generating fair value gains, our balance sheet was further strengthened, underscoring the advantages of our mining business and our HODL strategy. Looking ahead, we remain focused on executing advanced product deliveries, expanding our mining hash rate, and capitalizing on the anticipated market momentum to enhance our market presence.”

Fourth Quarter 2024 Financial Results

Total revenues in the fourth quarter of 2024 were US$88.8 million, as compared to US$73.6 million in the third quarter of 2024 and US$49.1 million in the same period of 2023. Total revenues consisted of US$73.5 million in products revenue, US$15.3 million in mining revenue and US$20 thousand in other revenues.

Products revenue in the fourth quarter of 2024 was US$73.5 million, compared to US$64.6 million in the third quarter of 2024 and US$44.9 million in the same period of 2023. The sequential and year-over-year increase were driven by increased computing power sold, which was 9.1 million TH/s, increasing 24.7% sequentially and 65.9% year-over-year.

Mining revenue in the fourth quarter of 2024 was US$15.3 million, representing an increase of 70.7% from US$9.0 million in the third quarter of 2024 and an increase of 312.5% from US$3.7 million in the same period of 2023. The sequential and year-over-year increases were mainly attributable to an increase in mining computing power energized and an increase in the bitcoin price.

Cost of revenues in the fourth quarter of 2024 was US$95.1 million, compared to US$95.1 million in the third quarter of 2024 and US$103.1 million in the same period of 2023.

Products costs in the fourth quarter of 2024 were US$80.2 million, compared to US$81.6 million in the third quarter of 2024 and US$95.8 million in the same period of 2023. The sequential and year-over-year decreases were mainly attributable to decreased inventory write-down and prepayment write-down. The inventory write-down and prepayment write-down for this quarter were US$13.6 million, compared to US$22.9 million for the third quarter of 2024 and US$55.5 million for the same period of 2023. Products costs consist of direct production costs of mining machines, and indirect costs related to production, as well as inventory write-down and prepayment write-down.

Mining costs in the fourth quarter of 2024 were US$14.9 million, compared to US$13.5 million in the third quarter of 2024 and US$6.0 million in the same period of 2023. Mining costs herein consist of direct production costs of mining operations, including electricity and hosting, as well as depreciation of deployed mining machines. The sequential and year-over-year increases were mainly due to the increase in deployed computing power for the Company’s mining operations. The depreciation in this quarter for deployed mining machines was US$6.0 million, compared to US$6.5 million in the third quarter of 2024 and US$3.8 million in the same period of 2023.

Gross loss in the fourth quarter of 2024 was US$6.4 million, compared to US$21.5 million in the third quarter of 2024 and US$54.1 million in the same period of 2023.

Total operating expenses in the fourth quarter of 2024 were US$49.3 million, compared to US$35.3 million in the third quarter of 2024 and US$39.2 million in the same period of 2023.

Research and development expenses in the fourth quarter of 2024 were US$16.6 million, compared to US$14.8 million in the third quarter of 2024 and US$10.8 million in the same period of 2023. The sequential increase was mainly due to an increase of US$1.2 million in research and development expenditure and an increase of US$0.8 million in staff cost. The year-over-year increase was mainly due to an increase of US$4.5 million in staff costs and an increase of US$1.3 million in research and development expenditure. Research and development expenses in the fourth quarter of 2024 also included share-based compensation expenses of US$1.8 million.

Sales and marketing expenses in the fourth quarter of 2024 were US$1.3 million, compared to US$1.7 million in the third quarter of 2024 and US$1.8 million in the same period of 2023. The sequential and year-over-year decrease was mainly due to a decrease in staff cost. Sales and marketing expenses in the fourth quarter of 2024 also included share-based compensation expenses of US$45 thousand.

General and administrative expenses in the fourth quarter of 2024 were US$27.8 million, compared to US$13.2 million in the third quarter of 2024 and US$22.2 million in the same period of 2023. The sequential increase was mainly due to an increase of US$4.8 million in professional service fees, an increase of US$3.1 million in staff cost, an increase of US$3.1 million in share-based compensation expenses and an increase of US$3.0 million in allowance of doubtful receivables. The year-over-year increase was mainly due to an increase of US$4.0 million in professional service fees, an increase of US$3.0 million in allowance of doubtful receivables, and an increase of US$1.1 million in share-based compensation expenses, partially offset by a decrease of US$2.8 million in staff cost. General and administrative expenses in the fourth quarter of 2024 also included share-based compensation expenses of US$7.8 million, including US$4.0 million for one-off accelerated compensation due to the canceled share-based awards.

Impairment on property and equipment in the fourth quarter of 2024 was US$4.0 million, compared to US$6.5 million in the third quarter of 2024 and US$6.3 million in the same period of 2023.

Loss from operations in the fourth quarter of 2024 was US$55.6 million, compared to US$56.8 million in the third quarter of 2024 and US$93.3 million in the same period of 2023.

Change in fair value of cryptocurrency and Change in fair value of financial derivative in the fourth quarter of 2024 were a gain of US$15.6 million and a gain of US$23.4 million, respectively, compared to a loss of US$1.7 million and a gain of US$4.2 million in the third quarter of 2024, respectively. The increases were mainly due to the increased bitcoin price.

Change in fair value of financial instruments in the fourth quarter of 2024 was a gain of US$17.2 million, compared to a gain of US$1.2 million in the third quarter of 2024 and a loss of US$10.9 million in the same period of 2023, which was mainly due to the changes in fair value of Series A and Series A-1 convertible preferred shares.

Excess of fair value of Convertible Preferred Shares in the fourth quarter of 2024 was US$22.1 million, compared to US$28.3 million in the third quarter of 2024 and US$59.2 million in the same period of 2023.

Foreign exchange gains, net in the fourth quarter of 2024 were US$5.7 million, compared with a loss of US$1.0 million in the third quarter of 2024 and a gain of US$1.4 million in the same period of 2023, respectively. The foreign exchange gains were due to the U.S. dollar appreciation against the Renminbi during the fourth quarter of 2024.

Other income, net in the fourth quarter of 2024 was US$8.3 million, compared to an income of US$0.2 million in the third quarter of 2024 and an expense of US$0.4 million in the same period of 2023, mainly due to a release of payment obligation.

Loss before income tax expense in the fourth quarter of 2024 was US$7.6 million, compared to US$82.3 million in the third quarter of 2024 and US$162.1 million in the same period of 2023.

Income tax expense in the fourth quarter of 2024 was US$85.3 million, compared to an income tax benefit of US$6.7 million in the third quarter of 2024 and an income tax benefit of US$23.1 million in the same period of 2023. The income tax expense was mainly due to the valuation allowance recorded to deduce the carrying value of deferred tax assets for certain tax loss carry-forwards, as well as unrecognized tax benefit related to the potential uncertainty in previous years' intra-entity transactions.

Net loss in the fourth quarter of 2024 was US$92.9 million, compared to US$75.6 million in the third quarter of 2024 and US$139.0 million in the same period of 2023.

Non-GAAP adjusted EBITDA in the fourth quarter of 2024 was a gain of US$19.3 million, as compared to a loss of US$34.1 million in the third quarter of 2024 and a loss of US$69.4 million in the same period of 2023. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Foreign currency translation adjustment, net of nil tax, in the fourth quarter of 2024 was a loss of US$9.7 million, compared with a gain of US$5.1 million in the third quarter of 2024 and a loss of US$0.3 million in the same period of 2023, respectively.

Basic and diluted net loss per American depositary share (“ADS”) in the fourth quarter of 2024 were US$0.33. In comparison, basic and diluted net loss per ADS in the third quarter of 2024 were US$0.27, while basic and diluted net loss per ADS in the same period of 2023 were US$0.77. Each ADS represents 15 of the Company’s Class A ordinary shares.

Full Year 2024 Financial Results

Total revenues in the full year of 2024 increased to US$269.3 million from US$211.5 million in 2023.

Products revenue in the full year of 2024 increased to US$223.2 million from US$176.9 million in 2023. The increase was mainly driven by the increased computing power sold, which was 26.0 million TH/s and increased 32.6% year-over-year.

Mining revenue in the full year of 2024 increased to US$44.0 million from US$34.0 million in 2023. The increase was mainly due to the increased computing power energized for mining and an increase in the price of bitcoin.

Cost of revenues in the full year of 2024 decreased to US$353.6 million from US$452.3 million in the full year of 2023.

Products costs in the full year of 2024 were US$301.3 million, compared to US$368.1 million in the full year of 2023. The decrease was mainly due to a decline in inventory write-down and prepayment write-down.

Mining costs in the full year of 2024 were US$51.6 million, compared to US$81.8 million in the full year of 2023. Mining costs consist of direct production costs of mining operations, including electricity and hosting, as well as depreciation. The depreciation in the full year of 2024 for deployed mining machines was US$22.5 million, compared to US$53.2 million in the full year of 2023.

Gross Loss in the full year of 2024 was US$84.3 million, compared to US$240.8 million in the full year of 2023.

Total operating expenses in the full year of 2024 decreased to US$142.8 million from US$170.1 million in the full year of 2023.

Research and development expenses in the full year of 2024 decreased to US$61.3 million from US$64.8 million in the full year of 2023, primarily due to a decrease in staff costs.

Sales and marketing expenses in the full year of 2024 decreased to US$5.7 million from US$8.2 million in the full year of 2023. The decrease was mainly attributable to a decrease in staff costs.

General and administrative expenses in the full year of 2024 decreased to US$71.7 million from US$73.3 million in the full year of 2023.

Gain on disposal of property, equipment and software in the full year of 2024 increased to US$7.2 million from US$2.1 million in the full year of 2023. The increase was mainly due to the disposal of self-used mining machines.

Impairment on property and equipment in the full year of 2024 was US$11.3 million, compared to US$21.1 million in the full year of 2023.

Loss from operations in the full year of 2024 was US$227.1 million, compared to US$410.9 million in the full year of 2023.

Change in fair value of cryptocurrency and Change in fair value of financial derivative in the full year of 2024 were a gain of US$42.4 million and a gain of US$17.6 million, respectively.

Change in fair value of financial instruments in the full year of 2024 was a gain of US$20.6 million, compared to a loss of US$10.9 million in the full year of 2023.

Excess of fair value of Convertible Preferred Shares in the full year of 2024 was US$50.7 million, compared to US$59.2 million in the full year of 2023.

Foreign exchange gains, net, in the full year of 2024 were US$14.1 million, compared with a gain of US$12.3 million in the full year of 2023.

Net loss in the full year of 2024 was US$249.8 million, compared to US$414.2 million in the full year of 2023.

Non-GAAP adjusted EBITDA in the full year of 2024 was a loss of US$71.5 million, compared to a loss of US$273.7 million in the full year of 2023.

Foreign currency translation adjustment, net of nil tax, in the full year 2024 was a loss of US$13.6 million, compared to a loss of US$7.0 million in the full year of 2023.

Basic and diluted net loss per American depositary share (“ADS”) in the full year of 2024 was US$0.92, compared to basic and diluted net loss per ADS of US$2.41 in the full year of 2023.

As of December 31, 2024, the Company held Cryptocurrency assets with a fair value of US$61.8 million and Cryptocurrency receivable with an aggregate fair value of US$69.6 million. Cryptocurrency assets primarily consist of 562.3 bitcoins owned by the Company and 79.3 bitcoins received as customer deposits. Cryptocurrency receivable consists of 600 bitcoins pledged for secured term loans, 100.3 bitcoins transferred to a fixed term product, and 30 bitcoins prepaid for professional services. The classification of cryptocurrency receivable between current and non-current assets is consistent with the corresponding secured term loans. As of December 31, 2024, the Company held a total of 1,371.9 bitcoins.

As of December 31, 2024, the Company had cash of US$96.5 million, compared to US$96.2 million as of December 31, 2023.

Accounts receivable, net as of December 31, 2024 was US$1.5 million, compared to US$3.0 million as of December 31, 2023. Accounts receivable was mainly due to an installment policy implemented for some major customers who meet certain conditions.

Contract liabilities as of December 31, 2024, were US$24.2 million, compared to US$19.6 million as of December 31, 2023.

Shares Outstanding

As of December 31, 2024, the Company had a total of 344,283,329 ADSs outstanding, each representing 15 of the Company’s Class A ordinary shares.

Recent Developments

Expanded Mining Footprint in North America

On March 26, 2025, the Company announced that its wholly-owned subsidiaries have signed agreements with two new partners for mining operations at the partners’ facilities in Pennsylvania and Texas.

The Company entered into a three-year master colocation agreement with Mawson Hosting LLC, an affiliate of Mawson Infrastructure Group Inc. (NASDAQ: MIGI), for joint mining operations at its facility in Midland, Pennsylvania. This expansion in Pennsylvania, together with another recently executed 24-month equipment hosting agreement for bitcoin mining at a facility in Edna, Texas, is expected to add around 4.7 EH/s of computing power to the Company’s mining operations in North America. The majority of the projects’ hashrate is expected to be gradually installed by the second quarter of 2025.

New Series A-1 Preferred Shares Financing

On March 6, 2025, the Company entered into a Securities Purchase Agreement with an institutional investor (the "Buyer"), pursuant to which the Company agreed to issue and sell to the Buyer up to 200,000 Series A-1 Convertible Preferred Shares (the "Series A-1 Preferred Shares") at the price of US$1,000.00 for each Series A-1 Preferred Share.

On March 10, 2025, the Company closed the first tranche of the Series A-1 Preferred Shares financing (the "First Tranche Preferred Shares Closing"), raising total net proceeds of US$99.7 million. Pursuant to the First Tranche Preferred Shares Closing, the Company issued 100,000 Series A-1 Preferred Shares in total at the price of US$1,000.00 per Series A-1 Preferred Share and caused The Bank of New York Mellon to deliver 7,000,000 ADSs as pre-delivery shares (the "Pre-delivery Shares"), each representing fifteen Class A ordinary shares of the Company, at the price of US$0.00000075 for each ADS.

The net proceeds from the financing will be used to fund activities necessary to support the Company’s growth, including research and development, expansion of production scale, manufacturing or investing in digital mining sites and equipment for deployment in North America and sales globally, including any acquisition or disposition of assets from or between the Company’s subsidiaries, and other general corporate purposes.

As of the date of the Company's earnings release for the fourth quarter of 2024, the Company has 5,526,522,198 Class A ordinary shares, 314,624,444 Class B ordinary shares, 50,000 Series A Preferred Shares and 92,250 Series A-1 Preferred Shares issued and outstanding. The increase in the outstanding Class A ordinary shares compared to the end of 2024 was due to the conversion from part of convertible preferred shares to Class A ordinary shares by the Buyer and the issuance of the Pre-delivery Shares.

Secured A15XP Order from New United States Customer

On January 6, 2025, the Company entered into a purchase agreement with a new, strategic United States customer for its Avalon A15XP miners.

According to the purchase agreement, Canaan U.S. Inc. will provide the customer with 2,800 air-cooled Avalon A15XP miners that will be added to its large mining fleet. The miners, with a benchmark Hash performance of 207 TH/s, are scheduled to be delivered in the first quarter of 2025.

The At-the-Market ("ATM") Offering

On December 23, 2024, the Company entered into a sales agreement (the “ATM Agreement”) with Macquarie Capital Limited (“Macquarie Capital”), Keefe, Bruyette & Woods, Inc. (“KBW”), China Renaissance Securities (Hong Kong) Limited, Compass Point Research & Trading, LLC, Craig-Hallum Capital Group LLC, Northland Securities, Inc., Rosenblatt Securities Inc., The Benchmark Company, LLC, and B. Riley Securities Inc. (“B. Riley”) as sales agents (the “sales agents”).

From December 23, 2024, to March 26, 2025, the date of the Company’s earnings release for the fourth quarter of 2024, the Company utilized the ATM for fundraising and sold 21,088,579 ADSs with net proceeds of approximately US$42.5 million at an average price of US$2.08 per ADS. With the successful settlement of the First Tranche Preferred Shares Closing, the Company did not utilize the ATM after February 19, 2025.

The Company expects the ATM program to be a flexible mechanism for the Company to access public capital markets. The timing and extent of the use of the ATM program will be at the discretion of the Company, provided that the Company has satisfied certain obligations set forth in the ATM agreements and the ATM facility is duly established.

Secured Term Loans

In January 2025, the Company pledged 300 Bitcoins for secured term loans with an aggregate carrying value of US$20.7 million for 18 months. The secured term loans enable additional liquidity for the production expansion and operations of the Company.

Business Outlook

For fiscal year 2025, the Company maintains its guidance, expecting total revenues to be in the range of US$900 million to US$1.1 billion. For the first quarter of 2025, the Company expects total revenues to be approximately US$75 million. For the second quarter of 2025, the Company expects total revenues to be in the range of US$120 million and US$150 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a conference call at 8:00 A.M. U.S. Eastern Time on March 26, 2025 (or 8:00 P.M. Singapore Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Canaan Inc. Fourth Quarter and Full Year 2024 Earnings Conference Call
Registration Link:	https://register-conf.media-server.com/register/BI839fbea95f8f4e68ab774d74fbb1e449

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin's history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

In evaluating Canaan’s business, the Company uses non-GAAP measures, such as adjusted EBITDA, as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as net loss excluding income tax expenses (benefit), interest income, depreciation and amortization expenses, share-based compensation expenses, impairment on property, equipment and software, change in fair value of financial instruments and excess of fair value of Convertible Preferred Shares. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted EBITDA is that it does not reflect all of the items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,
	2023	2024
	USD	USD
ASSETS
Current assets:
Cash	96,154	96,488
Accounts receivable, net	2,997	1,514
Inventories	142,287	94,620
Prepayments and other current assets	122,242	90,874
Cryptocurrency receivable, current	-	50,525
Total current assets	363,680	334,021
Non-current assets:
Cryptocurrency	28,342	61,821
Cryptocurrency receivable, non-current	-	19,057
Property, equipment and software, net	29,466	40,163
Intangible asset	-	901
Operating lease right-of-use assets	1,690	3,495
Deferred tax assets	66,809	295
Other non-current assets	486	476
Non-current financial investment	2,824	2,782
Total non-current assets	129,617	128,990
Total assets	493,297	463,011
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loans	-	16,658
Accounts payable	6,245	13,975
Contract liabilities	19,614	24,248
Income tax payable	3,534	10,932
Accrued liabilities and other current liabilities	64,240	43,406
Operating lease liabilities, current	1,216	1,237
Preferred Shares forward contract liability	40,344	-
Series A Convertible Preferred Shares	-	68,113
Total current liabilities	135,193	178,569
Non-current liabilities:
Long-term loans	-	7,279
Operating lease liabilities, non-current	210	1,701
Deferred tax liabilities	-	153
Other non-current liabilities	9,707	9,055
Total liabilities	145,110	196,757
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 999,999,875,000 and 999,999,675,000 shares authorized, 3,772,078,667 and 5,593,444,487 shares issued, 3,514,973,327 and 4,614,163,022 shares outstanding as of December 31, 2023 and December 31, 2024, respectively)	-	-
Treasury stocks (US$0.00000005 par value; 257,105,340 and 229,281,465 shares as of December 31, 2023 and December 31, 2024, respectively)	(57,055)	(57,055)
Additional paid-in capital	653,860	816,363
Statutory reserves	14,892	14,892
Accumulated other comprehensive loss	(43,879)	(57,456)
Accumulated deficit	(219,631)	(450,490)
Total shareholders’ equity	348,187	266,254
Total liabilities and shareholders’ equity	493,297	463,011

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	December 31, 2023	September 30, 2024	December 31, 2024
	USD	USD	USD
Revenues
Products revenue	44,907	64,584	73,452
Mining revenue	3,708	8,959	15,295
Other revenues	458	65	20
Total revenues	49,073	73,608	88,767
Cost of revenues
Products cost	(95,764)	(81,625)	(80,215)
Mining cost	(6,001)	(13,476)	(14,904)
Other cost	(1,377)	(18)	-
Total cost of revenues	(103,142)	(95,119)	(95,119)
Gross loss	(54,069)	(21,511)	(6,352)
Operating expenses:
Research and development expenses	(10,778)	(14,761)	(16,572)
Sales and marketing expenses	(1,762)	(1,719)	(1,338)
General and administrative expenses	(22,173)	(13,206)	(27,784)
Impairment on property and equipment	(6,324)	(6,462)	(4,043)
Impairment on cryptocurrency	(144)	-	-
Gain on disposal of property, equipment and software	1,982	815	448
Total operating expenses	(39,199)	(35,333)	(49,289)
Loss from operations	(93,268)	(56,844)	(55,641)
Interest income	229	158	107
Interest expense	-	(247)	(260)
Change in fair value of cryptocurrency	-	(1,672)	15,641
Change in fair value of financial derivative	-	4,202	23,411
Change in fair value of financial instruments	(10,918)	1,243	17,213
Excess of fair value of Convertible Preferred Shares	(59,199)	(28,297)	(22,052)
Foreign exchange gains (losses), net	1,404	(1,036)	5,650
Other income (expense), net	(363)	206	8,330
Loss before income tax expenses	(162,115)	(82,287)	(7,601)
Income tax benefit (expense)	23,100	6,710	(85,301)
Net loss	(139,015)	(75,577)	(92,902)
Foreign currency translation adjustment, net of nil tax	(268)	5,129	(9,720)
Total comprehensive loss	(139,283)	(70,448)	(102,622)
Weighted average number of shares used in per share calculation:
— Basic	2,706,024,111	4,163,053,834	4,285,731,465
— Diluted	2,706,024,111	4,163,053,834	4,285,731,465
Net loss per share (cent per share)
— Basic	(5.14)	(1.82)	(2.17)
— Diluted	(5.14)	(1.82)	(2.17)
Share-based compensation expenses were included in:
Cost of revenues	14	53	143
Research and development expenses	1,911	1,882	1,840
Sales and marketing expenses	79	55	45
General and administrative expenses	6,649	4,694	7,769

The table below sets forth a reconciliation of net loss to non-GAAP adjusted EBITDA for the period indicated:

	For the Three Months Ended
	December 31, 2023	September 30, 2024	December 31, 2024
	USD	USD	USD
Net loss	(139,015)	(75,577)	(92,902)
Income tax (benefit) expense	(23,100)	(6,710)	85,301
Interest income	(229)	(158)	(107)
Interest expense	-	247	260
EBIT	(162,344)	(82,198)	(7,448)
Depreciation and amortization expenses	7,807	7,855	8,038
EBITDA	(154,537)	(74,343)	590
Share-based compensation expenses	8,653	6,684	9,797
Impairment on property, equipment and software	6,324	6,462	4,043
Change in fair value of financial instruments	10,918	(1,243)	(17,213)
Excess of fair value of Convertible Preferred Shares	59,199	28,297	22,052
Non-GAAP adjusted EBITDA	(69,443)	(34,143)	19,269

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

	For the Years Ended
	December 31, 2023	December 31, 2024
	USD	USD
Revenues
Products revenue	176,898	223,233
Mining revenue	33,957	44,022
Other revenues	622	2,069
Total revenues	211,477	269,324
Cost of revenues
Products cost	(368,116)	(301,258)
Mining cost	(81,833)	(51,569)
Other cost	(2,308)	(817)
Total cost of revenues	(452,257)	(353,644)
Gross loss	(240,780)	(84,320)
Operating expenses:
Research and development expenses	(64,845)	(61,323)
Sales and marketing expenses	(8,175)	(5,708)
General and administrative expenses	(73,316)	(71,691)
Impairment on property and equipment	(21,126)	(11,303)
Impairment on cryptocurrency	(4,706)	-
Gain on disposal of property, equipment and software	2,067	7,215
Total operating expenses	(170,101)	(142,810)
Loss from operations	(410,881)	(227,130)
Interest income	956	536
Interest expense	-	(521)
Change in fair value of cryptocurrency	-	42,427
Change in fair value of financial derivative	-	17,606
Change in fair value of financial instruments	(10,918)	20,571
Excess of fair value of Convertible Preferred Shares	(59,199)	(50,725)
Foreign exchange gains, net	12,309	14,135
Other income, net	2,240	10,832
Loss before income tax expenses	(465,493)	(172,269)
Income tax benefit (expense)	51,340	(77,483)
Net loss	(414,153)	(249,752)
Foreign currency translation adjustment, net of nil tax	(6,966)	(13,577)
Total comprehensive loss	(421,119)	(263,329)
Weighted average number of shares used in per share calculation:
— Basic	2,579,202,596	4,072,386,826
— Diluted	2,579,202,596	4,072,386,826
Net loss per share (cent per share)
— Basic	(16.06)	(6.13)
— Diluted	(16.06)	(6.13)
Share-based compensation expenses were included in:
Cost of revenues	207	312
Research and development expenses	9,098	7,289
Sales and marketing expenses	234	156
General and administrative expenses	32,535	23,159

The table below sets forth a reconciliation of net income to non-GAAP adjusted net income for the years indicated:

	For the Years Ended
	December 31, 2023	December 31, 2024
	USD	USD
Net loss	(414,153)	(249,752)
Income tax (benefit) expense	(51,340)	77,483
Interest income	(956)	(536)
Interest expense	-	521
EBIT	(466,449)	(172,284)
Depreciation and amortization expenses	59,444	28,416
EBITDA	(407,005)	(143,868)
Share-based compensation expenses	42,074	30,916
Impairment on property, equipment and software	21,126	11,303
Change in fair value of financial instruments	10,918	(20,571)
Excess of fair value of Convertible Preferred Shares	59,199	50,725
Non-GAAP adjusted EBITDA	(273,688)	(71,495)